UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Methanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59151K108

(CUSIP Number)

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

07 December 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,704,246
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,704,246
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,704,246
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.27%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 59151K108	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,344
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.48%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G (Lux) Investment Funds 1 No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,315
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D	Page 5 of 10 Pages

This Amendment No. 6 amends and supplements the Schedule 13D filed on behalf of the Reporting Persons identified below on October 02, 2018. The amendment is being filed pursuant to Rule 13d-2(a) under the Exchange Act solely to report a greater than one percent change in beneficial ownership from that previously reported.

Item 1. Security and Issuer.

This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales, M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales and M&G (Lux) Investment Funds 1, a Société d’Investissement à Capital Variable, incorporated under the laws of Luxembourg, (“Dividend Fund”, “Lux Investment Funds” together with M&G Investment Management, the “Reporting Persons”).

(b)

The address of the principal office of M&G Investment Management Limited and the Dividend Fund is Governor’s House, Laurence Pountney Hill, London, EC4R 0HH. The address of Lux Investment Funds is 16, Boulevard Royal, Luxembourg, L-2449, Luxembourg.

(c)	The principal business of M&G Investment Management Limited, the Dividend Fund and the Lux Investment Funds is investing in securities.
(d)	None of the reporting persons have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanours).
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the investment capital of M&G Investment Management Limited.

Item 4. Purpose of Transaction.

The Reporting Persons have been supportive shareholders since 2007 but have become repeatedly frustrated with the market valuation of the Issuer, which the Reporting Persons believe does not reflect the Issuer’s intrinsic value.

The Reporting Persons are supportive of the current progressive dividend policy of the Issuer, but given the current share price is significantly below the replacement cost of its assets (estimated by the Issuer to be US$1,100 per tonne (source : Methanex Investor Presentation May 2018), the Reporting Persons’ view is that :

●

any and all surplus capital outside the proposed modest capital expenditures targeted towards the issuer’s Chilean assets should be solely directed towards share buybacks until the share price appreciates beyond the replacement cost of the Issuer’s assets which based on the company’s own disclosure equates to as much as double the current share price;

●	that every share purchased at a discount to the replacement cost of the Issuer’s assets accretes significant value to all shareholders equally; and

●

there should be no cash retained on the balance sheet beyond what is required to maintain the existing portfolio of assets to a high standard (which the Reporting Persons estimate conservatively to be a maximum of $200m).

CUSIP No. 59151K108	13D	Page 6 of 10 Pages

If, as a result of these actions over the medium term, the share price still does not reflect at least the Issuer’s replacement cost of its assets then the Issuer should undertake a strategic review to either high grade the portfolio by selling assets that can be realised at a price materially above the value implied by the Issuer’s current equity value and use the proceeds to buy back shares or sell the whole business in order to realise its value.

The Reporting Persons note that the Issuer has in the past undertaken significant share buybacks at valuations below replacement cost, resulting in significant subsequent value accretion for shareholders. With this experience and history in mind, the Reporting Persons would reiterate this to be the only sensible strategy for the Issuer in the short term.”

Item 5. Interest in Securities of the Issuer.

(a)

M&G Investment Management Limited (MAGIM) beneficially owns 12,704,246 shares of Common Stock, which represents approximately 16.27% of 78,053,368 outstanding shares of Common Stock of Methanex, as published by the company on October 23, 2018.

(b)	M&G Investment Management Limited (MAGIM) has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on October 02, 2018, until the date of this filing

Acquirer/Disposer	Trade Date	Transaction Type	Amount of Shares	Price Per Share	Where/How Effected

MAGIM	02/10/18	Sale	40,000	80.01141	On market sale

MAGIM	02/10/18	Sale	77.00	80.118032	On market sale

MAGIM	02/10/18	Sale	8,549.00	80.118032	On market sale

MAGIM	04/10/18	Sale	658.00	82.320769	On market sale

MAGIM	04/10/18	Sale	73,442.00	82.320769	On market sale

MAGIM	08/10/18	Sale	28,500.00	81.588107	On market sale

MAGIM	09/10/18	Sale	42,500.00	80.86668	On market sale

MAGIM	10/10/18	Sale	34,663.00	78.912148	On market sale

MAGIM	17/10/18	Sale	5,750.00	76.757572	On market sale

MAGIM	18/10/18	Sale	5,020.00	74.756837	On market sale

MAGIM	22/10/18	Purchase	2,950.00	72.28	On market purchase

MAGIM	22/10/18	Sale	2,950.00	72.28	On market sale

MAGIM	31/10/18	Purchase	5,000.00	65.83	On market purchase

MAGIM	31/10/18	Purchase	1,956.00	66.16	On market purchase

MAGIM	31/10/18	Sale	5,000.00	65.83	On market sale

MAGIM	31/10/18	Sale	1,956.00	66.16	On market sale

MAGIM	02/11/18	Purchase	600.00	63.955	On market purchase

MAGIM	02/11/18	Sale	600.00	63.955	On market sale

Page 7 of 10 Pages

MAGIM	07/11/18	Purchase	1,200.00	65.81	On market purchase
MAGIM	07/11/18	Sale	1,200.00	65.81	On market sale
MAGIM	08/11/18	Purchase	1,800.00	68.23	On market purchase
MAGIM	08/11/18	Sale	1,800.00	68.23	On market sale
MAGIM	09/11/18	Purchase	147,329.00	0	On market purchase
MAGIM	09/11/18	Sale	147,329.00	0	On market sale
MAGIM	13/11/18	Purchase	1,600.00	63.38	On market purchase
MAGIM	13/11/18	Sale	1,600.00	63.38	On market sale
MAGIM	14/11/18	Purchase	1,000.00	60.81	On market purchase
MAGIM	14/11/18	Sale	1,000.00	60.81	On market sale
MAGIM	15/11/18	Purchase	2,800.00	61.19	On market purchase
MAGIM	15/11/18	Sale	2,800.00	61.19	On market sale
MAGIM	16/11/18	Purchase	1,600.00	60.94	On market purchase
MAGIM	16/11/18	Sale	1,600.00	60.94	On market sale
MAGIM	19/11/18	Purchase	2,500.00	59.48	On market purchase
MAGIM	19/11/18	Sale	2,500.00	59.48	On market sale
MAGIM	20/11/18	Purchase	4,800.00	56.86	On market purchase
MAGIM	20/11/18	Sale	4,800.00	56.86	On market sale
MAGIM	23/11/18	Purchase	13,412.00	55.500148	On market purchase
MAGIM	26/11/18	Purchase	2,853.00	56.407564	On market purchase
MAGIM	27/11/18	Purchase	2,382.00	56.019782	On market purchase
MAGIM	27/11/18	Purchase	492.00	56.064959	On market purchase
MAGIM	28/11/18	Purchase	5,767.00	54.84829	On market purchase
MAGIM	29/11/18	Purchase	5,499.00	55.703157	On market purchase
MAGIM	30/11/18	Purchase	10,157.00	54.306893	On market purchase
MAGIM	03/12/18	Purchase	26,252.00	57.922274	On market purchase
MAGIM	03/12/18	Purchase	1,624.00	57.468608	On market purchase
MAGIM	04/12/18	Purchase	7,676.00	56.317433	On market purchase
MAGIM	06/12/18	Purchase	11,513.00	52.951438	On market purchase
MAGIM	06/12/18	Purchase	7,421.00	53.35	On market purchase
MAGIM	06/12/18	Sale	7,421.00	53.35	On market sale
MAGIM	07/12/18	Purchase	4,180,299.00	0	On market purchase
MAGIM	07/12/18	Purchase	25,607.00	56.112224	On market purchase
MAGIM	07/12/18	Purchase	38,809.00	0	On market purchase
MAGIM	07/12/18	Sale	4,180,299.00	0	On market sale
MAGIM	07/12/18	Sale	1,780.00	55.761112	On market sale
MAGIM	07/12/18	Sale	38,809.00	0	On market sale
MAGIM	07/12/18	Purchase	4,799	72.84747	On market sale

CUSIP No. 59151K108	Page 8 of 10 Pages

(d)

To the best knowledge of the reporting persons, no person other than the reporting persons identified in this schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 59151K108	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2018

M&G Investment Management Limited

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G Global Dividend Fund

By: M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

Page 10 of 10 Pages

M&G (Lux) Investment Funds 1

By: M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations